Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Those Charged with Governance
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. ("Company") as of and for the year ended December 31, 2015, in accordance with the standards established by the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain matters in internal control that we are required to or wish to communicate to you. Matters communicated in this letter are classified as follows.

- Deficiency – A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

- Significant Deficiency – A deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

PAYCHEX ACCESS CONTROLS		**Deficiency**
Observation:	During the course of obtaining an understanding of internal controls over IT environment, we noted the following; • There are no segregation of duties within the IT system. Managing Director, Alvaro Frias, has full access to the Paychex web-based. Access to add/remove employees, reconcile payroll accounts, and approve funding.	
Recommendation:	Based on the conditions noted above, Crowe Horwath recommends the following: • Establish segregation of duties into the Paychex web-based system. Limit Managing Director, Alvaro Frias, to having full access to perform all operations in the system and have COO, George Valle, approve all Alvaro's changes. Parent treasurer, Isis, to formally approve all Paychex's reconciliations regularly.	

IT ENVIRONMENT		Deficiency
Observation:	During the course of obtaining an understanding of internal controls over IT environment, we noted the following; • During our audit procedures of the Pershing user access system, we noted the following: There's not a physical evidence of approval (i.e. email approval, access documentation based on job responsibilities) to add and/or delete access to new and/or terminated employees. Three users have administrative rights to the Pershing system (Unlimited rights and access to the system). • Management does not document the review of the SOC-1 reports for Paychex and Pershing including responses to CUECs (Complimentary User Entity Controls). Management provides a SOC-1 report review document that list all Company's IT systems; however, this report is not adequate as there's no indication that the SOC-1 reports were properly reviewed.	
Recommendation:	Based on the conditions noted above, Crowe Horwath recommends the following: • Management is required to obtain and review the SOC-1 reports and document their assessment of said reports. Management report should document their responses to areas such as the Complementary User Entity Controls, periods covered (If the periods covered appropriate), unqualified opinion, carve-outs, company's system applications included in the report, and any significant issues noted. • A physical evidence to be implemented to add/remove users from the system. To establish stronger controls, we recommend that full access be given to only one/two key users with other having limited access only to areas in which they would need to perform their job responsibilities. We also recommend that management look into the above concentration of duties and access and attempt to reassign certain functions to achieve better segregation of duties and restrictions on access and to decrease the risk of an error or irregularity not being detected in a timely fashion.	

PERIOD END FINANCIAL REPORTING	Significant Deficiency
Observation:	During the course of obtaining an understanding of period end financial reporting and close procedures, we noted the following (Same as prior year): • Management does not retain a listing of related parties. Additionally, the Company's system does not flag related party accounts. • Establish segregation of duties in the Pershing and Paychex web-based system. • Reconciliations are performed on all balance sheet accounts, however, there is no documented review and approval by a member of management that is segregated from the period end financial reporting process. • Journal entries can be prepared and posted by the same individual who also reconciles the account. In addition, there is no evidence of a formal review process for journal entries. • Payment process, authority to approve payments, and access to post journal entries can be performed by the same individual. • CEO/Managing Director has the capability to execute trades, record trades, record journal entries, and reconcile accounts. • CEO/Managing Director can authorize to make changes to the payroll master file and also process payroll without approval from a secondary reviewer. • CEO/Managing Director has the capability to execute trades and maintain customer files. • CEO/Managing Director can create and sign checks for business expense reimbursements. • There are no segregation of duties within the IT systems. Managing Director, Alvaro Frias, has full access to the Pershing and Paychex web-based and could also perform all functions.
Recommendation:	CH recommends that the Company establishes proper period end financial reporting process and controls.

This report is intended solely for the information and use of the Board of Directors, management and others within the organization and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP
Crowe Horwath LLP

Fort Lauderdale, Florida
February 25, 2016